Exhibit 99.1

BABCOCK & BROWN AIR LIMITED Babcock & Brown Air Limited West Pier • Dun Laoghaire • County Dublin • Ireland T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrownair.com
BABCOCK & BROWN AIR REPORTS SECOND QUARTER 2009 RESULTS
Dublin, Ireland, August 6, 2009 — Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2009.
Second Quarter Highlights
•	Net income of $14.0 million, EPS of $0.46

•	Available Cash Flow of $32.2 million, $1.06 per share

•	Repurchased $19 million principal amount of notes payable

•	Purchased options to acquire another $100 million of notes payable

•	Repurchased 2.2 million shares at an average cost of $4.08 per share

•	Arranged a new $32.3 million non-recourse credit facility

•	Unrestricted Cash of $64.1 million at quarter end

•	Quarterly Dividend of $0.20 per share declared on July 15th
“B&B Air is reporting another positive quarter,” said Colm Barrington B&B Air’s CEO. “Net income of $14 million and EPS of 46 cents represent significant increases from the same period of 2008. Despite well-publicized problems in the international airline industry, our portfolio has performed well. All but one aircraft was on lease during the quarter. However, we continue to monitor our lessees very carefully as many airlines are facing liquidity problems as a result of the current declines in global air traffic and yields.”
“In the June quarter we continued to enhance shareholder value,” added Barrington. “We repurchased another $19 million principal amount of our notes payable for $10 million and we paid $7 million for options to acquire an additional $100 million of our notes payable at 48% of par value. During the quarter, we also repurchased an additional 2.2 million shares of our common stock at an average price of $4.08 per share and increased our unrestricted cash reserves to $64.1 million through generation of cash from the portfolio and a new $32 million non-recourse credit facility.”

Second Quarter 2009 Financial Results
B&B Air’s net income and basic and diluted earnings per share for the second quarter of 2009 were $14.0 million and $0.46 per share compared to $11.1 million and $0.33 per share in the same period in the preceding year. The second quarter 2009 results include a gain of $8.6 million from repurchasing $19 million principal amount of notes payable for $10 million.
Net income and basic and diluted earnings per share for the six-month period ended June 30, 2009 were $60.9 million and $1.94 per share compared to $22.7 million and $0.68 per share in the same period in the preceding year. The 2009 results benefited from the gain associated with the repurchase of approximately $119 million of notes payable and a lease termination settlement.
Total revenues for the second quarter of 2009 were $64.5 million compared to $57.2 million for the same period in the preceding year. Operating lease revenue for the second quarter of 2009 was $53.8 million compared to $56.3 million in the same period of the previous year. The decrease is principally due to declines in lease rates that adjust with LIBOR, the absence of rent from the aircraft sold in the third and fourth quarters of 2008, and $4.0 million of end of lease revenue in the second quarter of 2008 with no corresponding amount in the second quarter of 2009, partially offset by rents from aircraft added to the portfolio in 2008.
Total revenues for the six-month period ended June 30, 2009 were $173.6 million compared to $109.1 million for the same period in the preceding year.
Total expenses in the second quarter of 2009 were $47.0 million, compared to $44.9 million in the same period in the previous year. The increase in expenses was primarily due to the increase in the size of the portfolio and to the amortization of the cost of options to repurchase up to $100 million of principal amount of notes payable. The $7 million cost of the options is being amortized on a straight line basis over the periods until their expiry.
Total expenses for the six-month period ended June 30, 2009 were $95.1 million compared to $83.3 million for the same period in the preceding year.
Depreciation expense in the second quarter of 2009 was $20.8 million compared to $18.9 million for the same period in the previous year. This increase is primarily due to the additional aircraft in the portfolio.

Interest expense in the second quarter of 2009 was $19.9 million compared to $19.7 million for the same period in the previous year. Again, the increase is mainly due to the increased size of the portfolio, partially offset by decreases in LIBOR which reduced interest costs on the debt amounts associated with aircraft with variable rate leases.
Selling, general and administrative expenses were $5.0 million in the second quarter of 2009 compared to $5.3 million in the same period of the previous year.
The provision for income taxes was $3.5 million in the second quarter of 2009 and reflects the recognition of deferred taxes at a 25% rate on the gain associated with the purchase of the notes. The effective income tax rate for the second quarter of 2009 was 20.0% compared to 10.3% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, amortization of lease incentives and debt issuance costs, and deferred income taxes, was $32.2 million for the second quarter of 2009 compared to $33.2 million for the same period in the previous year. ACF for the six-month period ended June 30, 2009 was $67.6 million compared to $63.0 million for the same period in the preceding year. ACF for the second quarter of 2008 and the six-month period ended June 30, 2008 was favorably impacted by the $4.0 million of end of lease revenue recorded in those periods.
On a per share basis, ACF was $1.06 for the second quarter of 2009 compared to $0.99 in the same period of 2008, an increase of 7%. In the six-month period ended June 30, 2009, ACF per share was $2.15 compared to $1.88 in the same period in 2008, an increase of 14%. The gain on the purchase of notes payable is not included in ACF.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividend and Share Repurchases
On July 15th, B&B Air declared a dividend of $0.20 per share in respect of the second quarter of 2009. This dividend will be paid on August 20, 2009 to shareholders of record on July 30, 2009. This dividend represents 19% of ACF for the second quarter of 2009.
During the second quarter of 2009, B&B Air repurchased 2,208,963 shares at an average cost of $4.08 per share or a total of $9.0 million. These shares represented 6.8% of the shares outstanding at March 31, 2009. On June 30, 2009 there were 30,279,948 shares outstanding.

Under the $30 million share repurchase program that has been extended to June 2010, B&B Air may make further share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under the program will depend upon a variety of factors, including market conditions, and may be suspended or discontinued at any time.
Financial Position
At June 30, 2009, B&B Air’s total assets were $2.04 billion, including flight equipment held for operating leases with a net book value of $1.79 billion. Restricted and unrestricted cash at June 30, 2009 totaled $192.3 million, of which $64.1 million was unrestricted. These amounts compare to total cash of $170.4 million and unrestricted cash of $56.8 million at December 31, 2008.
Aircraft Portfolio
During the second quarter of 2009, B&B Air’s portfolio utilization factor was 98%. At June 30, 2009, all but one of the aircraft in B&B Air’s portfolio were on lease. The aircraft were on lease to 36 lessees in 19 countries.
The table below shows the aircraft in B&B Air’s portfolio on June 30, 2008, December 31, 2008, and June 30, 2009:

Portfolio On	Jun 30, 2008	Dec 31, 2008	Jun 30, 2009
Airbus A319	10	10	10
Airbus A320	18	17	17
Airbus A330	1	1	1
Boeing 737	18	19	19
Boeing 747	1	1	1
Boeing 757	12	12	12
Boeing 767	1	1	1
Boeing 777	1	1	1

Total	62	62	62

At June 30, 2009, the average age of B&B Air’s portfolio was 6.8 years weighted by the net book value of each aircraft. The average remaining lease term was 5.0 years, also weighted by value and including the aircraft off-lease at a lease term of zero. At June 30, 2009 the leases were generating annualized revenues of $223 million.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 8:30 a.m. U.S. Eastern Time on Thursday, August 6, 2009.

Participants should call +1-706-643-7953 (International) or 866-696-7906 (North America) and enter confirmation code 20706677. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 20706677. The replay recording will be available for two weeks.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, please visit our website at www.babcockbrownair.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown
+ 1-212-796-3918
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Operations
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$56,298	$53,772	$104,686	$107,152
Finance lease income	—	—	2,446	—
Gain on repurchase of notes payable	—	8,641	—	57,621
Lease termination settlement	—	621	—	7,096
Interest and other income	901	1,485	2,012	1,730

Total revenues	57,199	64,519	109,144	173,599

Expenses
Depreciation	18,864	20,755	33,909	41,360
Interest expense	19,694	19,946	37,633	40,587
Selling, general and administrative	5,310	4,955	10,354	11,123
Debt purchase option amortization	—	1,067	—	1,067
Maintenance and other costs	1,002	307	1,441	995

Total expenses	44,870	47,030	83,337	95,132

Net income before provision for income taxes	12,329	17,489	25,807	78,467
Provision for income taxes	1,267	3,495	3,061	17,522

Net income	$11,062	$13,994	$22,746	$60,945

Weighted average number of shares	33,602,988	30,308,076	33,603,219	31,392,469
Basic and diluted earnings per share	$0.33	$0.46	$0.68	$1.94
Dividends declared and paid per share	$0.50	$0.20	$1.00	$0.40

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	December 31,	June 30,
	2008	2009
	(Audited)	(Unaudited)

Assets
Cash and cash equivalents	$56,763	$64,144
Restricted cash and cash equivalents	113,658	128,169
Rent receivables	4,148	6,871
Flight equipment held for operating lease, net	1,830,612	1,789,532
Deferred tax asset, net	40,734	18,046
Fair market value of derivative asset	2,368	744
Other assets, net	37,891	34,651

Total assets	2,086,174	2,042,157

Liabilities
Accounts payable and accrued liabilities	13,809	7,878
Rentals received in advance	9,476	8,630
Payable to related parties	2,728	3,809
Security deposits	35,664	36,416
Maintenance payment liability	88,526	103,547
Notes payable, net	826,301	707,360
Borrowings under aircraft acquisition facility	597,471	597,471
Credit facility	—	32,290
Fair market value of derivative liabilities	113,374	69,824
Other liabilities	9,412	9,368

Total liabilities	1,696,761	1,576,593

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,488,911 and 30,279,948 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively	32	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding outstanding	—	—
Additional paid-in capital	499,882	490,818
Retained earnings (deficit)	(16,584)	31,807
Accumulated other comprehensive loss, net	(93,917)	(57,091)

Total shareholders’ equity	389,413	465,564

Total liabilities and shareholders’ equity	$2,086,174	$2,042,157

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	$11,062	$13,994	$22,746	$60,945
Add (less):
Depreciation	18,864	20,755	33,909	41,360
Amortization of lease incentives	—	1,064	—	2,123
Debt purchase option amortization	1,781	1,642	3,296	3,357
Gain on repurchase of notes payable	—	(8,641)	—	(57,621)
Provision for deferred income taxes	1,473	3,433	3,081	17,427

Available cash flow	$33,180	$32,247	$63,032	$67,591

Weighted average share outstanding	33,602,988	30,308,076	33,603,219	31,392,469

Available cash flow per share	$0.99	$1.06	$1.88	$2.15

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issuance costs, and deferred income taxes. In addition, gain on repurchase of notes payable is excluded from ACF. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for Net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.